Mail Stop 6010


      April 24, 2006


Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
15-5, Minami Aoyama 1-chome,
Minato-ku, Tokyo 107-8544, Japan


	Re:	Ricoh Company, Ltd.
      Form 20-F for the Fiscal Year Ended March 31, 2005
      File No.  002-68279

Dear Mr. Miura:

	We have completed our review of your Form 20-F and related materials and do not, at this time, have any further comments.


	 							Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant